                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: RiverSource Variable Portfolio - Income Series, Inc.

3.   Securities and Exchange Commission File No.: 811- 3219

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [ ]  Initial Application   [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

901 Marquette Avenue South, Suite 2810, Minneapolis, MN 55402-3268

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Christopher O. Petersen
Ameriprise Financial, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474
612-671-4321

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Ameriprise Financial, Inc.
200 Ameriprise Financial Center
Minneapolis, MN 55474

RiverSource Investments, LLC
200 Ameriprise Financial Center
Minneapolis, MN 55474

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end   [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

INVESTMENT ADVISER FOR ALL FUNDS:
RiverSource Investments, LLC
50606 Ameriprise Financial Center
Minneapolis, MN 55474

Prior to RiverSource Investments, LLC, Ameriprise Financial, Inc.
(formerly American Express Financial Corporation)

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Effective Jan. 1, 2007,
RiverSource Distributors, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474

Prior to Jan. 1, 2007,
RiverSource Life Insurance Company (formerly IDS Life Insurance Company) 50605 Ameriprise Financial Center
Minneapolis, MN 55474

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [X]  Yes   [-]  No

     If Yes, for each UIT state: Name(s):

     File No.: 811- __________

     Business Address:

Fund                                               UIT               811- number   Business address
----                                    --------------------------   -----------   ----------------
RiverSource Variable Portfolio -        RiverSource Variable          811-7195             1
Diversified Bond Fund                   Annuity Account

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

                                        RiverSource Variable          811-4652             1
                                        Account for Smith Barney

                                        RiverSource Account F         811-3217             1

                                        RiverSource Account SBS       811-06315            1

                                        RiverSource of New York       811-6560             2
                                        Account SBS

                                        RiverSource Variable          811-07247            1
                                        Annuity Account 1

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 1

                                        RiverSource of New York       811-3500             2
                                        Account 4

                                        RiverSource of New York       811-4913             2
                                        Account 7

                                        RiverSource Variable Life     811-09515            1
                                        Account

RiverSource Variable Portfolio -        RiverSource Variable          811-07355            1
Global Bond Fund                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

                                        RiverSource of New York       811-3500             2
                                        Account 4

                                        RiverSource Account F         811-3217             1

RiverSource Variable Portfolio -        RiverSource Variable          811-7195             1
Global Inflation Protected Securities   Annuity Account
Fund
                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

RiverSource Variable Portfolio- High    RiverSource Variable          811-7195             1
Yield Bond Fund                         Annuity Account

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-3500             2
                                        Account 4

                                        RiverSource Account F         811-3217             1

                                        RiverSource Variable Life     811-09515            1
                                        Account

RiverSource Variable Portfolio -        RiverSource Variable          811-7195             1
Income Opportunities                    Annuity Account

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

RiverSource Variable Portfolio -        RiverSource Variable          811-7195             1
Short Duration U.S. Government Fund     Annuity Account

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

                                        RiverSource of New York       811-4913             2
                                        Account 7

                                        RiverSource Variable          811-4652             1
                                        Account for Smith Barney

                                        RiverSource Variable Life     811-09515            1
                                        Account

     1.   70100 Ameriprise Financial Center, Minneapolis, MN 55474

     2.   20 Madison Avenue Extension, Albany, NY 12203

On March 7, 2008, RiverSource Variable Portfolio - Core Bond Fund, a series of RiverSource Variable Series Trust, was merged into RiverSource Variable Portfolio - Diversified Bond Fund, a series of RiverSource Variable Series Trust.

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

          If Yes, state the date on which the board vote took place: Sept. 11, 2007

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

          If Yes, state the date on which the shareholder vote took place: Jan. 29, 2008

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [ ]  Yes

          [X]  No

          (a) If Yes, list the date(s) on which the fund made those distributions:

          (b)  Were the distributions made on the basis of net assets?

          [ ] Yes   [ ] No

          (c)  Were the distributions made pro rata based on share ownership?

          [ ] Yes   [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

               [ ] Yes   [ ] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ] Yes   [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X] Yes   [ ]  No

          As a result of the Funds reorganization into a Massachusetts business trust, the Funds transferred from one legal entity to another. The response to Item 18 is answered "Yes" because the assets of each Fund moved from the "old" legal entity to the "new" entity created under the Massachusetts business trust.

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes   [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes   [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ] Yes   [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes   [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: $364,794.

          (ii) Accounting expenses: $65,300.

          (iii) Other expenses (list and identify separately):

Typesetting / EDGAR filing   $ 23,613
Print                        $181,062
Postage                      $649,588

          (iv) Total expenses (sum of lines (i)-(iii) above): $1,284,357

          The stated expenses of $1,284,354 are the total combined expenses for all RiverSource Variable Portfolio Funds, series of MN corporations, mergers and were not particularly allocated to each merger since none of the funds paid for the mergers. RiverSource Investments, LLC and its affiliates paid for the mergers.

     (b)  How were those expenses allocated?

          Expenses were not paid by the Funds.

     (c)  Who paid those expenses?

          RiverSource Investments, LLC and its affiliates.

    (d) How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes   [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes   [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes   [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

MERGED FUND                                                      SURVIVING FUND
-----------                                                      --------------------------------------------------------------
RiverSource Variable Portfolio - Income Series, Inc.             RiverSource Variable Series Trust
   RiverSource Variable Portfolio - Core Bond Fund                  RiverSource Variable Portfolio - Core Bond Fund*
   RiverSource Variable Portfolio - Diversified Bond Fund           RiverSource Variable Portfolio - Diversified Bond Fund
   RiverSource Variable Portfolio - Global Bond Fund                RiverSource Variable Portfolio - Global Bond Fund
   RiverSource Variable Portfolio - Global Inflation Protected      RiverSource Variable Portfolio - Global Inflation Protected
      Securities Fund                                               Securities Fund
   RiverSource Variable Portfolio - High Yield Bond Fund            RiverSource Variable Portfolio - High Yield Bond Fund
   RiverSource Variable Portfolio - Income Opportunities Fund       RiverSource Variable Portfolio - Income Opportunities Fund
   RiverSource Variable Portfolio - Short Duration U.S.             RiverSource Variable Portfolio - Short Duration U.S.
      Government Fund                                               Government Fund

* On March 7, 2008, RiverSource Variable Portfolio - Core Bond Fund, a series of RiverSource Variable Series Trust, was merged into RiverSource Variable Portfolio - Diversified Bond Fund, a series of RiverSource Variable Series Trust.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811- 22127

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          See Exhibit A, file Number 333-146653 filed on Form N-14 on or about Oct. 12, 2007

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

          N/A

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of RiverSource Variable Portfolio - Income Series, Inc., (ii) he is the Vice President, General Counsel and Secretary of RiverSource Variable Portfolio - Income Series, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

                                        /s/ Scott R. Plummer
                                        ----------------------------------------
                                        Scott R. Plummer